EXHIBIT 21
SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Incorporation
Assembly Component Systems, Inc.	Illinois
Automatic Screw Machine Products Company, Inc.[1]	Alabama
C.B. Lynn Company	Illinois
Cronatron Welding Systems, Inc.	North Carolina
Drummond American Corporation	Illinois
Lawson Products de Mexico S. de RL. de C.v.	Mexico
Lawson Products, Inc.	Georgia
Lawson Products, Inc.	Nevada
Lawson Products, Inc.	New Jersey
Lawson Products, Inc.	Texas
Lawson Products, Inc. (Ontario)	Ontario, Canada
LP Industrial Products Company	Illinois
LP Service Co.	Illinois
LPI Holdings, Inc.	Illinois
Rutland Tool & Supply Co.	Nevada

[1]	subsidiary of Assembly Component Systems, Inc.